EXHIBIT 1



                                           July 21, 1994


   CONFIDENTIAL
   ------------

   Mr. Thomas M. Isola
   1145 St. Finegan
   West Chester, PA 19382

   Dear Tom:

   I am pleased to confirm in writing our understanding concerning your employment as Chief Operating Officer for Petroleum Heat and Power Co. Inc., reporting directly to me, based on the following.

                                      * * * *

        Base Salary:

        Your Base salary will be $285,000 per annum for the first year.

        Bonus:

        Participation in our annual incentive plan for the first year will be at the rate of 75% of your base salary and perhaps increased beyond this number if all of our agreed upon objectives are met.

        First Year's Annual Guaranteed Compensation:

        Total guaranteed compensation for the first year will be $450,000; termed as twelve calendar months.

        Company Car:

        You will be provided with the company car of your choice not to exceed $45,000; preferably an American car.

        Employee Benefits:

        You will be accorded full 100% coverage of the medical, dental, disability and life insurance programs afforded to all Petro senior executives, as well as participation in the executive pension and investment plans.

   Mr. Thomas M. Isola
   July 21, 1994
   Page 2


        Relocation Expenses:

        Petro will pay all reasonable moving costs, including sales commissions, taxes, appropriate transportation, house hunting and re-settling expenses incurred by you. Additionally, if your full faith efforts to sell your existing home at the fair market value are not successful within a four to six month period, we will purchase your home at its fair market value and accept responsibility for its sale. Should your moving expenses be treated as taxable income, they will be of such gross amount as to cover related taxes.

        Sign-On Bonus:

        To cover incidental expenses in re-settling, you will receive a one time sign-on bonus of $15,000.

        Stock Options:

        On date of employment, we will grant you 50,000 shares of common stock at market value.

        Termination Agreement:

        While your employment will continue so long as both of us are satisfied with the relationship, should you be dismissed for any reason other than cause within the first three years of employment, you will receive the amount of $285,000 severance income, the equivalent of your first year's base salary.

        Confidentiality:

        I expect you realize that you will be made aware of certain confidential information regarding Petro, and it is expected that you will not furnish such information to anyone, including the identity of customers or prospective customers, the details of marketing or advertising programs nor take any action detrimental to the company at any time during the term of this agreement or thereafter.

        Commencement of Employment:

        We anticipate that you will begin your employment August 22, 1994 and that such employment does not violate any other agreements or obligations you may have.

                                      * * * *

   Mr. Thomas M. Isola
   July 21, 1994
   Page 3


   Tom, I am very excited about your joining Petro and look forward to seeing you soon.

                                           With warmest regards,

                                           /s/ Irik Sevin
                                           Irik Sevin
                                           Chief Executive Officer


   Agreed:


   /s/ Tom Isola
   ------------------------
   Tom Isola   7/29/94


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